Exhibit 3

18 May 2015

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 18 May 2015 it purchased 236,399 of its ordinary shares at a price of 1550.8143 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 21,043,023 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,305,501,755 (excluding shares to be held in treasury).